JPMorgan Chase & Co.

383 Madison Avenue

New York, New York 10179

April 7, 2022

VIA EDGAR

Re:	JPMorgan Chase & Co.

Registration Statement on Form S-3

File No. 333-263304

Mr. Eric Envall

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Envall:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3, as amended (File No. 333-263304), of JPMorgan Chase & Co. (the “Registration Statement”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on April 11, 2022, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Simpson Thacher & Bartlett LLP, by calling Hui Lin at (212) 455-7862.

Thank you for your assistance in this matter.

Very truly yours,

JPMorgan Chase & Co.

By:	/s/ Stephen B. Grant
	Name:	Stephen B. Grant
	Title:	Assistant Corporate Secretary